AMENDMENT TO

EXPENSE WAIVER AGREEMENT

FOR JPMORGAN TRUST IV

Effective October 4, 2018, the following is added as the third sentence of the second paragraph of the expense limitation agreement for each series of JPMorgan Trust IV (each, a “Fund”):

This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The added sentence will be incorporated into the individual expense limitation agreement for each Fund to the extent they are renewed on an annual basis.

Please acknowledge acceptance on the enclosed copy of this letter.

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.
By:
Accepted by: JPMorgan Trust IV
By: